UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

  CONTENTS

Filing of 2019 Annual Report on Form 20-F

On April 7, 2020, Sapiens International Corporation N.V. (the “Company”) filed its annual report on Form 20-F for the year ended December 31, 2019 (the “2019 Form 20-F”).

The Company has issued a press release announcing the filing of the 2019 Form 20-F and the availability of the 2019 Form 20-F at the Company’s corporate website. A copy of that press release is appended as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V. (Registrant)

Date: April 8, 2020	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release issued by Sapiens International Corporation N.V. on April 8, 2020 announcing the filing of its annual report on Form 20-F for the year ended December 31, 2019

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